LANXESS
Energizing Chemistry

RECEIVED
2005 JUN 15 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LANXESS AG / 51369 Leverkusen, Deutschland

Office of International Coporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A

05008987

SUPPL

06 June 2005

LANXESS AG
Stephanie Coßmann
Law & Intellectual Property
Beteiligungsverwaltung
Geb. K 10 / R. 3100
51369 Leverkusen, Deutschland

Telefon +49 214 30-43807
Telefax +49 214 30-24806
stephanie.cossmann
@lanxess.com
www.lanxess.com

Dokument2

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934 – File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

Dr. Stephanie Coßmann

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

dlw 6/16

JANUARY 1 – MARCH 31, 2005

OVERVIEW



LANXESS

Energizing Chemistry

LANXESS Group Key Data	Q1 2004	Q1 2005	Change
€ million			in %
Sales	1,610	1,729	+7.4
EBITDA pre exceptionals	165	181	+9.7
EBITDA margin pre exceptionals	10.2%	10.5%	
EBITDA	165	181	+9.7
EBIT pre exceptionals	70	121	+72.9
EBIT	70	116	+65.7
EBIT margin	4.3%	6.7%	
Net income	26	70	+169.2
Earnings per share (€)	0.36	0.96	+166.7
Balance sheet total	4,577 [1]	4,717	+3.1
Stockholders' equity (including minority interest)	1,365 [1]	1,185	-13.2
Equity ratio	29.8% [1]	25.1%	
Net financial debt	1,135 [1]	1,234	+8.7
Net operating cash flow	(67)	(10)	+85.1
Depreciation and amortization	95	65	-31.6
Capital expenditures	50	51	+2.0
Number of employees (March 31)	19,659 [1]	18,799 [2]	-4.4

[1] closing date December 31, 2004
[2] after reconciliation for agency-business staff

LANXESS Stock		
High for the period*	€	17.90
Low for the period*	€	13.63
Price on March 31, 2005	€	15.90
Number of shares		73,034,192
Market capitalization on March 31, 2005	€ bn	1.16

* January 31, 2005 through March 31, 2005

Stock Performance in %


120
100
80
January 31, 2005
March 31, 2005
LANXESS
DJ STOXX 600 Chemicals℠
MDAX

Note on Financial Data

This quarterly report as of March 31, 2005, prepared in accordance with the standards of the International Accounting Standards Board (IASB), is the first interim report that the LANXESS Group has produced independently following its spin-off from the Bayer Group. Except as expressly indicated otherwise, all financial data for the year 2004 are taken from the Combined Financial Statements prepared voluntarily by the LANXESS Group as of December 31, 2004 and March 31, 2004, respectively. The Combined Financial Statements do not constitute consolidated financial statements of LANXESS AG as defined in commercial or company law. Information regarding the way the Combined Financial Statements were prepared and their limited comparability to the consolidated statements is provided in the notes.

BUSINESS DEVELOPMENT IN THE FIRST QUARTER OF 2005

Business Trends in the LANXESS Group

- Above-average first-quarter earnings due to seasonal effects
- "Price before volume" strategy bears first fruits
- EBITDA margin improves slightly, up 0.3 points to 10.5%
- Cautious optimism for the full year

Sales In the first quarter of 2005, the LANXESS Group grew sales compared to the first quarter of 2004 by €119 million to €1,729 million, with increased business in the Performance Rubber und Chemical Intermediates segments factoring heavily into this 7.4% improvement. A positive price effect outweighed the slightly negative volume and currency effects. In local currencies, sales were up 8.4%. The favorable market environment enabled us to raise selling prices in key areas of our operations, more than compensating for what were in some cases very substantial rises in raw material and energy costs that had already occurred in previous quarters.

Sales by Segment	Q1 2004	Q1 2005	Change
€ million			in %
Performance Rubber	326	392	+20.2
Engineering Plastics	407	414	+1.7
Chemical Intermediates	366	389	+6.3
Performance Chemicals	478	478	0.0

Gross Profit The increase in the cost of sales compared to the first quarter of 2004, at 3.7%, was much smaller than the sales growth would imply. Gross profit rose accordingly by 19.8% from the prior-year period, to €442 million. Thus, the gross profit margin also gained ground despite higher raw material costs, expanding by 2.7 points to 25.6%. A key factor in this regard was the success of the qualitative sales growth strategy implemented in some areas. Dubbed "price before volume," this strategy involves deliberately foregoing business that is not sufficiently profitable. An additional positive stimulus came from exchange rate movements, which had the effect of lowering costs.

EBITDA Pre Exceptionals	Q1 2004	Q1 2005	Change
€ million			in %
Performance Rubber	32	56	+75.0
Engineering Plastics	21	35	+66.7
Chemical Intermediates	81	65	-19.8
Performance Chemicals	55	58	+5.5

EBITDA and EBIT The operating result before depreciation and amortization (EBITDA) pre exceptionals grew 9.7% to €181 million, chiefly because of the improved gross profit margin, higher capacity utilization at some facilities, and lower research and development costs. The €5 million in exceptional items reflected in the operating result (EBIT) for the first quarter of 2005 consisted of impairment losses recognized on property, plant and equipment in the Engineering Plastics and Chemical Intermediates segments.

Financial Result At minus €22 million, the financial result was on a par with the prior year's minus €21 million. An improvement in income from investments in affiliated companies and a slight drop in net interest expense were offset mainly by a higher amount for the interest portion of provisions.

Income Before Income Taxes Income before income taxes rose from €49 million in the prior-year quarter to €94 million in the first quarter of 2005.

Net Income After €1 million in income attributable to minority interests (Q1 2004: €2 million), Group net income for the first quarter of 2005 came to €70 million (Q1 2004: €26 million). Basic earnings per share rose to €0.96 (Q1 2004: €0.36).

Business Trends by Region

Sales by Market	Q1 2004	Q1 2005	Change
€ million			in %
EMEA (except Germany)	611	640	+4.7
Germany	357	390	+9.2
Americas	413	449	+8.7
Asia-Pacific	229	250	+9.2
	1,610	**1,729**	**+7.4**

Sales in the EMEA (Europe, Middle East, Africa) region, excluding Germany, rose slightly compared to the prior-year quarter, increasing 4.7% to €640 million. As in every other region, the many price increases implemented in the market had a positive impact. Growth was driven primarily by the Performance Rubber segment. The EMEA region accounted for 37.0% of total sales, compared to 38.0% in the same period last year.

Sales in Germany rose 9.2% from the prior-year quarter, to €390 million, with growth recorded by the Performance Rubber and Engineering Plastics segments. A technical effect arising from the switch from Combined Financial Statements to consolidated reporting as an independent enterprise increased the sales figure in Germany and reduced it correspondingly in the other regions. Sales in Germany accounted for 22.5% of total sales, compared to 22.2% in the first quarter of 2004.

In the Americas region, sales were up 8.7% to €449 million despite adverse currency effects. In local currencies, the increase came to 12.5%, with the Performance Rubber and Chemical Intermediates segments making the largest contributions. Particularly gratifying was the sales growth in Central and South American markets, which are stabilizing. The Americas region increased its share of Group sales to 26.0%, compared to 25.6% in the same quarter of 2004.

The prior year's trend in the Asia-Pacific region continued, with sales up 9.2% year on year, to €250 million. In local currencies, sales rose 10.9%. Business in China again expanded. As in fiscal 2004, the Performance Rubber and Engineering Plastics segments accounted for the bulk of the sales gains. The Asia-Pacific region's share of total sales increased from 14.2% in the prior-year quarter to 14.5%.

Segment Information

Performance Rubber	Q1 2004		Q1 2005		Change
	€ m	in % of sales	€ m	in % of sales	in %
Sales	326		392		+20.2
EBITDA pre exceptionals	32	9.8	56	14.3	+75.0
EBITDA	32	9.8	56	14.3	+75.0
EBIT pre exceptionals	12	3.7	41	10.5	*
EBIT	12	3.7	41	10.5	*

* change of more than 200%

At €392 million, sales in the Performance Rubber segment were well above the €326 million generated in the prior-year quarter. Price increases to pass on the higher cost of energy and raw materials to the market were a principal contributor to the more than 20% growth in sales. Volume increases also played a role, thanks to persistently brisk demand for rubber. Negative currency effects were overcompensated.

EBITDA pre exceptionals of the Performance Rubber segment rose by €24 million to €56 million thanks to an improved product mix and successful implementation of price increases. The shift from a heavily volume-based growth strategy to a more qualitative approach, with selective sales expansion in high-margin businesses, had a positive impact. Cost savings also contributed to the higher earnings. In keeping with these developments, the EBITDA margin pre exceptionals in the Performance Rubber segment rose 4.5 points to 14.3%.

Engineering Plastics	Q1 2004		Q1 2005		Change
	€ m	in % of sales	€ m	in % of sales	in %
Sales	407		414		+1.7
EBITDA pre exceptionals	21	5.2	35	8.5	+66.7
EBITDA	21	5.2	35	8.5	+66.7
EBIT pre exceptionals	3	0.7	26	6.3	*
EBIT	3	0.7	24	5.8	*

* change of more than 200%

Sales in the Engineering Plastics segment rose slightly in the first three months of fiscal 2005, up €7 million from the prior-year quarter to €414 million. Negative volume and currency effects were offset by higher selling prices. Sales of semi-crystalline products developed particularly well as the market accepted substantially higher prices for nearly unchanged volumes. Sales in the Styrenic Resins business unit declined. In the Fibers business unit, both volumes and selling prices receded as the unit continued to suffer from global overcapacities and the resulting competitive pressure.

EBITDA pre exceptionals of the Engineering Plastics segment rose by €14 million to €35 million, driven by the price increases in the Semi-Crystalline Products business unit, which succeeded in passing the higher raw material costs through to the market. Streamlining of the product portfolio, along with cost-saving measures, also had a positive effect. EBIT was impacted by €2 million in impairment charges for the Styrenic Resins business unit.

Although the EBITDA margin pre exceptionals rose 3.3 points to 8.5%, the Engineering Plastics segment continues to deliver the lowest profit contributions of any segment, both in absolute and relative terms. This underscores the need for substantial restructuring in the Styrenic Resins business unit.

Chemical Intermediates	Q1 2004		Q1 2005		Change
	€ m	in % of sales	€ m	in % of sales	in %
Sales	366		389		+6.3
EBITDA pre exceptionals	81	22.1	65	16.7	−19.8
EBITDA	81	22.1	65	16.7	−19.8
EBIT pre exceptionals	48	13.1	50	12.9	+4.2
EBIT	48	13.1	47	12.1	−2.1

Sales of the Chemical Intermediates segment for the first quarter of 2005 were up 6.3% from the prior-year quarter, due mainly to higher volumes and also to price increases. Trends varied from one business unit to another. The operating environment of the Basic Chemicals business unit enabled considerable price and volume increases, while high customer inventories and low demand from Europe's construction industry because of bad weather caused a drop in sales of the Inorganic Pigments unit. Despite an improvement in the situation regarding agrochemical and pharmaceutical intermediates, lower selling prices prevented the Fine Chemicals business unit from maintaining sales at the level of the prior-year quarter.

Impacted mainly by the downward trend in Fine Chemicals, EBITDA pre exceptionals in the Chemical Intermediates segment showed a year-on-year decline. The EBITDA margin fell from 22.1% to 16.7%.

The growth in EBIT pre exceptionals was due in part to the higher capacity utilization at production facilities, especially in the Basic Chemicals business unit. Impairment charges in the Fine Chemicals business unit diminished EBIT by €3 million. In this business unit, too, further restructuring is urgently needed in order to increase the profitability of the segment and not hamper the development of the LANXESS Group as a whole.

Performance Chemicals	Q1 2004		Q1 2005		Change
	€ m	in % of sales	€ m	in % of sales	in %
Sales	478		478		0.0
EBITDA pre exceptionals	55	11.5	58	12.1	+5.5
EBITDA	55	11.5	58	12.1	+5.5
EBIT pre exceptionals	33	6.9	43	9.0	+30.3
EBIT	33	6.9	43	9.0	+30.3

Sales in the Performance Chemicals segment were on a par with the prior year, showing a slight increase in local currencies. A positive price effect was coupled with a slightly negative volume effect. Price increases were successfully implemented, particularly in the Rubber Chemicals business unit, and gratifying volume growth was recorded in the Ion Exchange Resins business unit. Sales of the RheinChemie business unit were below the prior-year quarter, chiefly because of the U.S. dollar exchange rate. The Textile Processing Chemicals business unit also reported lower sales, especially in Europe and the Americas.

Effective cost management was the main factor behind a 5.5% increase in EBITDA pre exceptionals for the Performance Chemicals segment. Other reasons for the gain included a better product mix and higher capacity utilization in several of the segment's business units. The EBITDA margin rose slightly, up 0.6 points to 12.1%.

Corporate Center, Services, Non-Core Business, Reconciliation Departing from the method used in the 2004 Annual Report for reconciling segment figures to Group figures, corporate costs are no longer allocated among the operating segments. Effective from the first quarter of 2005, these costs are reported collectively under "Corporate Center, Services, Non-Core Business, Reconciliation," resulting in a more comparable portrayal of operating performance in the individual segments. The figures given for the first quarter of 2004 also take this change into account. The figures already published for subsequent periods of 2004 have been adjusted accordingly. The amount of corporate costs reclassified for the first quarter of 2004 was €16 million.

Financial Condition

Balance Sheet Structure As of March 31, 2005 the LANXESS Group had total assets of €4,717 million, an increase of 3.1% compared to December 31, 2004. With noncurrent assets almost unchanged, balance sheet growth was mainly attributable to current assets, which increased by 10.3% to €3,004 million. Inventories were up 11.1% to €1,279 million, while trade receivables rose 4.7% to €1,191 million due to business expansion in the first quarter of 2005. Both the decline in deferred tax assets and the increase in deferred tax liabilities result from an adjustment of these items – not recognized in income – necessitated by the transition from the Combined Financial Statements as of December 31, 2004 to the consolidated interim financial statements of the LANXESS Group as of March 31, 2005. Further details are given in the notes.

Stockholders' equity decreased by 13.2% from December 31, 2004 to €1,185 million on March 31, 2005. The equity ratio as of March 31, 2005 was 25.1%. The change in stockholders' equity due to the above-mentioned adjustments and the reclassification of minority interests is shown in the equity statement and explained in the notes. Liabilities rose by 6.2% to €3,309 million, with a decline in trade payables offset mainly by an increase in financial liabilities and other provisions. The higher provisions are largely the result of an increase in personnel-related provisions and provisions for invoices not yet received.

Liquidity and Capital Resources Net operating cash flow improved by a substantial €57 million compared to the prior-year quarter, mainly due to the growth in EBIT, but remained negative at minus €10 million. The reasons were the larger volume of business and raw material price increases, which meant that more funds were tied up in inventories and trade receivables.

Net cash used in investing activities came to €48 million, compared to €52 million in the prior-year quarter. The €51 million in cash outflow for additions to property, plant, equipment and intangible assets was on a par with the prior-year quarter and below the €65 million in depreciation and amortization. The Performance Chemicals segment accounted for the largest share of capital expenditures in the first quarter of 2005.

With respect to financing activities, the repayment of financial liabilities to the Bayer Group, along with the first drawing on the revolving credit line arranged in December 2004, resulted in a net inflow of €116 million.

Cash and cash equivalents on March 31, 2005 totaled €130 million, a €58 million increase from year-end 2004. Net financial debt grew to €1,234 million, from €1,135 million on December 31, 2004, mainly because of the increase in working capital.

Outlook EBITDA pre exceptionals of the LANXESS Group met our expectations for the first quarter, which is traditionally a high-sales, high-earnings period.

We anticipate a continuing upward trend in the world economy for the rest of fiscal 2005. In the second quarter, we again expect to see a year-on-year increase in EBITDA pre exceptionals.

Our goal for the full year 2005 is to increase EBITDA pre exceptionals by more than 10% compared to 2004. This target assumes an average U.S. dollar exchange rate of around €1.00 = $1.30. While we also aim to increase sales vis-à-vis the prior year, growth in business will probably be limited, particularly in the second half of the year, in light of our "price before volume" strategy and an unusually strong second half in 2004. We expect to make total capital expenditures of between €250 million and €270 million in 2005.

Continuing efforts and further action will be required to reach the goals set for the LANXESS Group, which became newly independent in early 2005. The resulting restructuring expenses are expected to impact net earnings.

LANXESS GROUP STATEMENTS OF INCOME

	Q1 2004		Q1 2005	
	€ million	in % of sales	€ million	in % of sales
Sales	**1,610**		**1,729**	
Cost of sales	(1,241)	(77.1)	(1,287)	(74.4)
Gross profit	**369**	**22.9**	**442**	**25.6**
Selling expenses	(206)	(12.8)	(211)	(12.2)
Research and development expenses	(35)	(2.2)	(26)	(1.5)
General administration expenses	(59)	(3.7)	(71)	(4.1)
Other operating expenses/income – net	1	0.1	(18)	(1.0)
Operating result (EBIT)	**70**	**4.3**	**116**	**6.7**
Income (expense) from investments in affiliated companies – net	0	0.0	5	0.3
Interest expense – net	(19)	(1.2)	(10)	(0.6)
Other financial expense/income – net	(2)	(0.1)	(17)	(1.0)
Financial result	**(21)**	**(1.3)**	**(22)**	**(1.3)**
Income before income taxes	**49**	**3.0**	**94**	**5.4**
Income taxes	(21)	(1.3)	(23)	(1.3)
Income after taxes	**28**	**1.7**	**71**	**4.1**
Minority interest	(2)	(0.1)	(1)	(0.1)
Net income	**26**	**1.6**	**70**	**4.0**
Basic earnings per share (€)	**0.36**		**0.96**	
Diluted earnings per share (€)	**0.36**		**0.84**	

LANXESS GROUP BALANCE SHEETS

€ million	Dec. 31, 2004	Mar. 31, 2005
ASSETS		
Noncurrent assets		
Intangible assets	65	62
Property, plant and equipment	1,521	1,518
Financial assets	85	87
	1,671	**1,667**
Current assets		
Inventories	1,151	1,279
Receivables and other assets		
Trade receivables	1,137	1,191
Other receivables and other assets	363	404
	1,500	1,595
Liquid assets	72	130
	2,723	**3,004**
Deferred taxes	**172**	**34**
Prepaid expenses	**11**	**12**
Total assets	**4,577**	**4,717**
STOCKHOLDERS' EQUITY AND LIABILITIES		
Stockholders' equity		
Capital stock and reserves of LANXESS AG	836	836
Retained earnings	896	631
Net income (loss)	(12)	70
Other comprehensive income (loss)	(369)	(366)
Minority interest	14	14
	1,365	**1,185**
Liabilities		
Noncurrent liabilities		
Provisions for pensions and other post-employment benefits	418	431
Other provisions	238	222
Financial liabilities	131	112
Other liabilities	1	1
	788	766
Current liabilities		
Other provisions	243	326
Financial liabilities	1,076	1,252
Trade payables	820	756
Other liabilities	189	209
	2,328	2,543
	3,116	**3,309**
Deferred taxes	**55**	**174**
Deferred income	**41**	**49**
Total stockholders' equity and liabilities	**4,577**	**4,717**

LANXESS GROUP STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital stock and reserves of LANXESS AG	Retained earnings	Other comprehensive income (loss) [1, 2]	Net income (loss)	Total	Minority interest [2]	Total stockholders' equity
€ million							
December 31, 2003	**836**	**1,893**	**(354)**	**(997)**	**1,378**	**23**	**1,401**
Dividend payments					0		0
Allocation to retained earnings		(997)		997	0		0
Exchange differences					0		0
Other changes in stockholders' equity					0	(7)	(7)
Net income				26	26	2	28
March 31, 2004	**836**	**896**	**(354)**	**26**	**1,404**	**18**	**1,422**
December 31, 2004	**836**	**896**	**(369)**	**(12)**	**1,331**	**14**	**1,365**
Dividend payments					0	(1)	(1)
Allocation to retained earnings		(12)		12	0		0
Exchange differences			6		6		6
Other changes in stockholders' equity		(253)	(3)		(256)		(256)
Net income				70	70	1	71
March 31, 2005	**836**	**631**	**(366)**	**70**	**1,171**	**14**	**1,185**

[1] This item consists mainly of currency translation adjustments and changes in the fair values of financial instruments that are not recognized in income.
[2] Dec. 31, 2003 figure restated

LANXESS GROUP STATEMENTS OF CASH FLOWS

€ million	Q1 2004	Q1 2005
Operating result (EBIT)	**70**	**116**
Income taxes	(17)	(24)
Depreciation and amortization	95	65
Change in pension provisions	7	0
(Gains) losses on retirements of property, plant and equipment	4	(1)
Gross cash flow	**159**	**156**
Change in inventories	(80)	(116)
Change in trade receivables	(143)	(43)
Change in trade payables	(2)	(77)
Changes in other net current assets	(1)	70
Net cash used in operating activities	**(67)**	**(10)**
Cash outflow for additions to property, plant and equipment	(50)	(51)
Cash inflow from sales of property, plant and equipment	3	2
Cash outflow for additions to financial assets	(7)	0
Interest and dividends received	2	1
Net cash used in investing activities	**(52)**	**(48)**
Proceeds from borrowings	393	774
Repayments of borrowings	(251)	(647)
Interest paid	(16)	(11)
Net cash provided by financing activities	**126**	**116**
Change in cash and cash equivalents from business activities	**7**	**58**
Cash and cash equivalents at beginning of period	**13**	**72**
Other changes in cash and cash equivalents	0	0
Cash and cash equivalents at end of period	**20**	**130**
Liquid assets as per balance sheet	**20**	**130**

KEY DATA BY SEGMENT AND REGION

Key Data by Segment

€ million	Performance Rubber Q1 2004	Performance Rubber Q1 2005	Engineering Plastics Q1 2004	Engineering Plastics Q1 2005	Chemical Intermediates Q1 2004	Chemical Intermediates Q1 2005
Sales	326	392	407	414	366	389
EBITDA pre exceptionals	32	56	21	35	81	65
EBITDA margin pre exceptionals	9.8%	14.3%	5.2%	8.5%	22.1%	16.7%
EBITDA	32	56	21	35	81	65
Operating result (EBIT) pre exceptionals	12	41	3	26	48	50
Operating result (EBIT)	12	41	3	24	48	47
Capital expenditures	11	9	9	5	10	9
Depreciation and amortization	20	15	18	11	33	18
Number of employees (March 31)	3,163 [1]	3,029	3,652 [1]	3,505	3,819 [1]	3,654

[1] December 31, 2004

Key Data by Region

€ million	EMEA (except Germany) Q1 2004	EMEA (except Germany) Q1 2005	Germany Q1 2004	Germany Q1 2005	Americas Q1 2004	Americas Q1 2005
Sales	611	640	357	390	413	449
Proportion of Group sales	38.0%	37.0%	22.2%	22.5%	25.6%	26.0%
Number of employees (March 31)	3,717 [1]	3,339	10,098 [1]	9,871	3,920 [1]	3,830

[1] December 31, 2004

	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005
	Performance Chemicals		Corporate Center, Services, Non-Core Business, Reconciliation		LANXESS	
	478	478	33	56	1,610	1,729
	55	58	(24)	(33)	165	181
	11.5%	12.1%			10.2%	10.5%
	55	58	(24)	(33)	165	181
	33	43	(26)	(39)	70	121
	33	43	(26)	(39)	70	116
	11	12	9	16	50	51
	22	15	2	6	95	65
	5,140 [1]	4,823	3,885 [1]	3,788	19,659 [1]	18,799

	Q1 2004	Q1 2005	Q1 2004	Q1 2005
	Asia-Pacific		LANXESS	
	229	250	1,610	1,729
	14.2%	14.5%		
	1,924 [1]	1,759	19,659 [1]	18,799

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2005

Recognition and Valuation Principles Like the Combined Financial Statements for fiscal 2004, the unaudited consolidated financial statements as of March 31, 2005 were prepared in accordance with the standards of the International Accounting Standards Board (IASB). The recognition and valuation principles applied were the same as those used for the 2004 Combined Financial Statements, with the exception that effective January 1, 2005, goodwill resulting from business combinations agreed upon prior to March 31, 2004 is also no longer amortized but instead tested annually for possible impairment. IAS 34 (Interim Financial Reporting) was also applied.

The classification of assets and liabilities according to maturity as required by IAS 1 (Presentation of Financial Statements) will be undertaken in the annual financial statements for 2005.

Transition from Combined Financial Statements to Consolidated Financial Statements of the LANXESS Group The Combined Financial Statements as of December 31, 2004 were derived from the consolidated financial statements of the Bayer Group in order to provide a historical record of LANXESS financial data ahead of the spin-off.

The interim financial statements as of March 31, 2005 are the first statements prepared independently by the LANXESS Group following its spin-off from Bayer.

As a result of the transition from the Combined Financial Statements – on which calculations had to be based prior to the spin-off – to consolidated Group statements, the stockholders' equity of the LANXESS Group decreased by €253 million, mainly because of adjustments to deferred taxes that are not recognized in income.

The need for these adjustments arose partly because the opening balance sheet had to reflect the amount of loss carryforwards actually transferred to LANXESS in the course of the spin-off pursuant to tax regulations, and this amount differed from that previously allocated to LANXESS on an accountability basis for the purpose of the Combined Financial Statements.

There were also some changes in deferred taxes as a result of timing differences.

The minority interest component of stockholders' equity reported as of March 31, 2005 also reflects for the first time the currency translation adjustments attributable to minority interest. This had the effect of reducing minority interest compared to the amount reported in the Combined Financial Statements as of December 31, 2003 by €20 million and increasing the total stockholders' equity item – excluding minority interest – by the same amount.

Employees The LANXESS Group had a total of 18,799 employees on March 31, 2005, compared to 19,659 on December 31, 2004. In the Combined Financial Statements as of December 31, 2004, some 600 employees of Bayer companies were allocated to the LANXESS Group for statistical purposes because they worked in agency business for LANXESS. As of the date of the spin-off, these individuals are no longer assigned to LANXESS.

Earnings per Share Basic earnings per share were determined by dividing Group net income by the number of shares in issue during the reporting period, namely the 73,034,192 shares admitted for trading on the Frankfurt Stock Exchange in January 2005 following the spin-off. Computation of diluted earnings per share is based on this number of shares plus the maximum number of additional shares that could be issued upon the exercise of the conversion rights attaching to the convertible bond issued by LANXESS AG on September 15, 2004.

Contact
Please do not hesitate to contact us if you have any questions or comments.

Contact in Corporate Communications
Christoph Sieder
Head of Corporate Communications
Tel. +49-214 300
E-mail: mediarelations@lanxess.com

Contact in Investor Relations
Michael Pontzen
Head of Investor Relations
Tel. +49-214 300
E-mail: ir@lanxess.com

Masthead
LANXESS AG
51369 Leverkusen
Germany
Tel. +49-214 300
www.lanxess.com

Concept and design
Kirchhoff Consult AG, Hamburg, Germany

Photography
Claudia Kempf, Wuppertal, Germany

Printed by
Kunst- und Werbedruck, Bad Oeynhausen, Germany

Financial Calendar for 2005	
June 16	Annual Stockholders' Meeting (Düsseldorf Exhibition Center)
August 25	Results for the First Half
November 17	Results for the First Three Quarters

Editorial Deadline
May 30, 2005, 5 p.m.



PUBLISHER

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 - 214 300
www.lanxess.com

LANXESS
Energizing Chemistry

LANXESS
Energizing Chemistry

Ad-hoc publication

LANXESS AG
Investor Relations
Telefon +49 214 30-77141
Telefax +49 214 30-40944

LANXESS: Realignment of Styrenic Resins and Fine Chemicals business units

- **Styrenic Resins operations in Dormagen and Tarragona to be realigned**
- **Major plant consolidation program in Fine Chemicals**
- **EUR 100 million-a-year savings package**
- **Socially responsible elimination of 960 jobs by 2007**

Leverkusen, June 3, 2005 – Chemicals company LANXESS AG is realigning its Styrenic Resins and Fine Chemicals business units. An accord has been reached with the employee representatives on a savings package for these operations. Plant consolidation and agreed reductions in personnel costs should yield total annual savings of EUR 100 million as of 2008. The aim is to restructure both units and make them internationally competitive. The facilities of the Styrenic Resins business unit in both Dormagen and Tarragona will be retained. In the Fine Chemicals business unit, several unprofitable facilities will be closed down and others amalgamated. This business unit will be carved out to form a legally independent subsidiary. In Germany a total of 960 positions are to be eliminated in a socially responsible manner. The employment pact for the German sites, which precludes dismissals for operational reasons before the end of 2007, will be adhered to.

Details remain subject to negotiation. The agreements necessary for the planned measures to be implemented have yet to be concluded.

LANXESS AG
51369 Leverkusen
Germany

ISIN: DE0005470405
WKN: 547 040
Listing: Frankfurt (Prime Standard)

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